AMC ENTERTAINMENT INC.
920 Main Street
Kansas City, MO 64105

June 27, 2011

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

AMC Entertainment Inc.

and the other Registrants (as defined below)

Registration Statement on Form S-4 (File No. 333-171819)

Registration Statement on Form S-1 (File No. 333-173042)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, AMC Entertainment Inc. (the “Company”) and certain of the Company’s subsidiaries set forth below (together with the Company, the “Registrants”), hereby request that the effective date of the above-captioned Registration Statements on Form S-4 and S-1 (the “Registration Statements”) be accelerated to June 29, 2011 at 12:00 p.m. Eastern time or as soon thereafter as may be practicable.

We understand that the staff of the Securities and Exchange Commission (the “Commission”) will consider this request as confirmation by each of the Registrants of its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the issuance of the securities covered by the Registration Statements. In connection with the foregoing, each of the Registrants represents and acknowledges that:

•                  should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact Tracey A. Zaccone (212-373-3085) or Benjamin A. Aronovitch (212-373-3575) of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Sincerely,

AMC Entertainment Inc.
AMC Card Processing Services, Inc.
AMC Entertainment International, Inc.
AMC License Services, Inc.
AMC ITD, Inc.
AMC ShowPlace Theatres, Inc.
American Multi-Cinema, Inc.
Club Cinema of Mazza, Inc.
LCE AcquisitionSub, Inc.
LCE Mexican Holdings, Inc.
Loews Citywalk Theatre Corporation

By:	/s/ Craig R. Ramsey
	Name:	Craig R. Ramsey
	Title:	Executive Vice President and
Chief Financial Officer

cc:	Tracey A. Zaccone, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP